Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Barclays PLC

Proposed merger with ABN AMRO

Your questions answered

Barclays PLC

Proposed merger with ABN AMRO

Your questions answered

Rationale for the Merger

What am I being asked to approve?

You are being asked to approve the proposed Merger between Barclays and ABN AMRO (a Dutch Bank). The Merger will be effected by Barclays acquiring all the share capital of ABN AMRO. The combined group will be called Barclays. It will be one of the world’s leading universal banks.

Why is Barclays proposing the Merger?

The Barclays Board believe that merging with ABN AMRO is in the best interests of Barclays shareholders. The financial services industry is seeing customer needs converging across the globe with significant opportunities for growth. The proposed Merger brings together two sets of high quality product capabilities and brands which are well placed to create growth for shareholders. The Merger will create one of the world’s leading universal banks with a combined base of 46 million personal and 1.4 million commercial customers around the world. The Barclays Board recommends that you vote in favour of the Merger. Further details on the strategic rationale for the proposed Merger are set out in the Circular that accompanies this document.

What is the attitude of ABN AMRO’s Boards to the Merger?

On 30 July 2007 the Boards of ABN AMRO confirmed that the proposed Merger with Barclays is consistent with their strategic vision and could result in the creation of additional longer term value for ABN AMRO shareholders.

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Who are the two new investors in Barclays? What will be the size of their holding if the Merger is effective?

The two new investors in Barclays are China Development Bank, which reports directly to the State Council of China, and Temasek Holdings, which is an investment house headquartered in Singapore. Together they committed to invest up to €11.7bn (£7.9bn) in Barclays. About €3.6bn (£2.4bn) will be invested now, and the rest will be invested if the proposed Merger with ABN AMRO is completed. The investment they are making now demonstrates that they support Barclays strategy. Barclays believes that their commitment to invest further shows their confidence in Barclays ability to accelerate our strategy, and to create higher growth for shareholders through the proposed Merger. Assuming the Merger becomes effective, China Development Bank will end up with a stake in the enlarged Barclays of 6.8% and Temasek with 2.5%. The subscription for new Barclays shares by these two shareholders will be used to fund part of the cash payments to be made to ABN AMRO shareholders who accept the revised offer announced on 23 July. The original offer was an all share offer.

Your questions answered

Why did Barclays make a revised offer and what does it mean for me?

The funding from the new investors which is explained above, coupled with the capital that will be released from the sale by ABN AMRO of LaSalle Bank, and with funding from our available cash resources, means that Barclays is able to introduce about €25bn of cash into the revised offer to ABN AMRO shareholders. Barclays understands that some ABN AMRO shareholders would prefer to receive cash as part of the offer for their shares. On the day that the revised offer was announced, Barclays also announced that it would be buying back up to £2.4bn of Barclays shares. This is intended to protect the interests of existing Barclays shareholders from the dilutive effect of the investment by China Development Bank and Temasek.

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My shares

What will happen to the Barclays American Depositary Shares (“ADS”) I hold?

Your shareholding will remain the same. It is the ABN AMRO shareholders whose shareholding will be affected.

What will ABN AMRO ADS holders receive under the Offer?

ABN AMRO ADS holders accepting the offer will receive 0.5325 Barclays ADSs and the US dollar equivalent of EUR 13.15 in cash for each ABN AMRO ADS that is validly tendered, subject to the offer being declared unconditional.

What is a Mix and Match facility ?

The default position under the Offer is that for each ABN AMRO ADS you give up you will receive 0.5325 Barclays ADSs and the US dollar equivalent of EUR13.15 in cash. However Barclays is providing a facility to help ADS holders who would prefer to receive either more cash and fewer Barclays ADSs or more Barclays ADSs and less cash.

You should be aware though that the amount of cash and Barclays Ordinary Shares, including those that are converted into Barclays ADSs, that Barclays hands over will be the same regardless of what elections ABN AMRO shareholders and ADS holders make. Therefore more cash will only be available if other shareholders or ADS holders want to give up some of their cash in return for additional Barclays Ordinary Shares or ADSs and more Barclays 2 Barclays PLC proposed merger with ABN AMRO

ADSs will only be available if other shareholders choose to give theirs up in favour of more cash.

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What percentage of Barclays Ordinary Shares will current holders of ABN AMRO Ordinary Shares own after the Merger?

After completion of the Merger, assuming that all of the ABN AMRO Shareholders accept the Barclays Offer, current holders of ABN AMRO Ordinary Shares would own approximately 35% of the Barclays Ordinary Shares in issue.

Corporate governance and management

Will Barclays approach to corporate governance change following the Merger?

No. Barclays will still be a UK incorporated company, and the Combined Group will be managed in accordance with UK Corporate Governance principles, with a single Board comprised of Executive and Non-executive Directors.

Who will manage the Combined Group?

Arthur Martinez (the ABN AMRO Chairman) is expected to be the first Chairman and Marcus Agius is expected to be the Deputy Chairman. Marcus Agius will remain Chairman of Barclays Bank PLC. It is expected that he will succeed Arthur Martinez as Chairman of the Combined Group when Arthur Martinez retires. John Varley is expected to be Chief Executive Officer and Bob Diamond is expected to be President. The Combined Group Board is expected to include Frits Seegers, Huibert Boumeester and Chris Lucas as Executive Directors. As announced on 23 July 2007, China Development

Bank has the right to nominate a Barclays Non-executive Director. Subject to the Merger completing, Temasek will also have the right to nominate a Non-executive Director to the Barclays Board. Full details on the proposed composition of the Barclays Board following the Merger are set out in the Circular.

Why will the Headquarters be in Amsterdam?

John Varley, the Barclays Chief Executive, is keen that the management team immerse themselves in the ABN AMRO business so that they better understand their business and culture. Basing the Headquarters in Amsterdam will help this.

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Where will the Barclays AGM be held in future?

The Barclays AGM will continue to be held in the UK with a video link to Amsterdam for our Dutch shareholders. ADS holders may continue to provide voting instructions to the Depositary Bank to vote the underlying shares.

Barclays financial information – reporting

Why will Barclays report in Euro?

Barclays PLC is a global organisation. Reporting in Euro will be more consistent with the nature of the combined businesses.

Can I get financial information quoted in Sterling?

Following the proposed Merger, Barclays will present its financial statements in the Annual Report in Euro. We are reviewing whether we will also present information in Sterling.

Dividends

Will the proposed Merger affect Barclays dividend policy?

Following the proposed Merger, it is intended that Barclays will maintain its progressive dividend policy. It is not expected that the dividends per ordinary share in 2008 will be materially different to the dividends Barclays would have expected to distribute to shareholders had the proposed Merger not happened.

Will my dividends be paid in Sterling or Euro?

Current Barclays ADS holders will continue to receive dividends in U.S. dollars.

When will future dividends be paid?

Barclays expects to continue to pay dividends in late April and early October.

Will this impact my election under the Barclays Global Buy DIRECT Plan?

No. Participation in the Global Buy DIRECT Plan will not be affected by the Merger.

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Information about the Barclays Extraordinary

General Meeting (“EGM”) and Ordinary Shareholder

Class Meeting (“Class Meeting”) (together “the Meetings”)

Who is entitled to vote?

Barclays ADS holders as of the close of business on the ADS record date of August 6, 2007 are entitled to vote.

How do I vote?

Barclays Registered ADS holders will receive two separate ADS voting instruction cards from the ADS Depositary. One card is for voting at the EGM and one card is for voting at the Class Meeting. The voting instruction cards must be returned to The Bank of New York, as Depositary, prior to 5:00 p.m. New York time by September 7, 2007. ADS holders holding through a Bank or nominee should follow the voting procedures of their financial institution.

How will the votes be counted?

Each resolution that is put to the Meetings will be voted upon on a poll. At the EGM, the passing of resolutions 1 and 3 will be determined by a majority of votes cast. Resolutions 2, 4, 5 and 6 are being proposed as special resolutions and will therefore each require the support of 75% of votes cast to be passed. The Class Meeting will consider an extraordinary resolution which will require the support of 75% of votes cast to be passed.

Who counts the votes?

The Registrar, Lloyds TSB Registrars, counts the proxy votes received before the EGM and Class Meeting and then counts the votes cast at the Meetings. An independent third party, Electoral Reform Services, will supervise the counting of the votes by the Registrar.

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When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the Meetings will be displayed in the Presentation Suite at 1 Churchill Place shortly after the Meetings. The final results will be announced to the London Stock Exchange after the Meetings and will appear on our website at www.investorrelations.barclays.com.

Additional information for ADS holders regarding the EGM and/or the Class Meeting.

Venue

The Meetings will be held on Friday 14 September 2007 on the second floor of Barclays Head Office at 1 Churchill Place, London, E14 5HP. A map showing the location can be found on the reverse of the enclosed Attendance Card. The EGM will start promptly at 10.00am and the Class Meeting at 10.15am or (if later) on completion of the EGM.

Further information

Where can I get further information?

More information can be found on the Barclays website at www.barclays.com.

You can also contact the ADS Depositary Bank, The Bank of New York on 1– 888-BNY-ADRS or if calling from outside of the U.S at 1 212 815 3700 or by email at shareowners@bankofny.com

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SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of documentation relating to the Barclays Offer (“Offer Documentation”) are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and has filed and will file other relevant materials. In addition, Barclays expects that ABN AMRO will file with the SEC a Recommendation Statement on Schedule 14D-9; and ABN AMRO has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Barclays PLC Head Office and Registered Office, 1 Churchill Place, London E14 5HP.

Telephone +44 (0) 20 7116 1000. Registered in England. Registered No: 48839.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial

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position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.

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